UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 15, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Alnylam Pharmaceuticals, Inc.

File No. 333-113162 - CF#29341

_____

Alnylam Pharmaceuticals, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on February 27, 2004, as amended.

Based on representations by Alnylam Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.16	through March 1, 2016
Exhibit 10.17	through March 1, 2016
Exhibit 10.18	through March 1, 2016
Exhibit 10.19	through March 1, 2016
Exhibit 10.20	through March 1, 2016
Exhibit 10.21	through March 1, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel